Christopher M. Grinnell Talcott Resolution Life Insurance Company 1 Griffin Road North Windsor, CT 06095 1-860-791-0750 christopher.grinnell@talcottresolution.com

April 27, 2020

VIA EDGAR

Mr. Sonny Oh
Senior Counsel
U.S. Securities and Exchange Commission
Division of Investment Management – Disclosure Review and Accounting Office
100 F Street NE
Washington DC 20549
Re:    Talcott Resolution Life Insurance Company ("Registrant")
File No. 333-227375    CRC® Compound Rate Contract     Accession No. 0001628280-20-005052
File No. 333-227926    CRC Generations         Accession No. 0001628280-20-005059
File No. 333-227927    CRC Harvestor            Accession No. 0001628280-20-005058
File No. 333-227928    CRC Select 1            Accession No. 0001628280-20-005054
File No. 333-227929    CRC Select 2            Accession No. 0001628280-20-005056
File No. 333-227930    CRC Select 3            Accession No. 0001628280-20-005057

Dear Mr. Oh:

Thank you for the staff comments that you provided with respect to the above-referenced registration statements. Registrant's responses are provided below.

1.	COMMENT: Please confirm that Registrant will include risk factor disclosure to the "Summary and Risk Factors" section of the prospectus.
RESPONSE: Confirmed.
CRC, CRC Generations, CRC Harvestor and CRC Select 1 will be updated with the following language added to the Summary and Risk Factors sections of each prospectus:
Risk Factors
Your Contract has risks associated with it. Surrenders may be subject to a surrender charge and/or MVA. A full or partial surrender made preceding the end of a Guarantee Period will be subject to an MVA. Additionally, in deciding whether to invest in the Contracts you should carefully consider certain operational and financial risk factors, any of which could have a material adverse effect on our business, financial condition, results of operation, or liquidity of the Company. More information about these risks can be found in the Cybersecurity and Disruptions to Business Operations Section of the prospectus, and in the “Risk Factors” section in Appendix [D].

CRC Select II will update current language in the Highlights and Risk Factors section to:

What are some of the risks?
This annuity has several risks such as:

•	Surrender Charges (see section "The Contract")

•	MVA (see section "The Contract")

•	Your tax liability (see section "Federal Tax Considerations")

•	Our operations (see section “Cybersecurity and Disruptions to Business Operations”)

•	Our claims paying ability (see "Miscellaneous" in section "The Contract" and "Risk Factors" in Appendix B)

CRC Select III will update current language in the Highlights and Risk Factors section to:

What are some of the risks?
This annuity has several risks such as:

•	Surrender Charges (see section "The Contract")

•	MVA (see section "The Contract")

•	Your tax liability (see section "Federal Tax Considerations")

•	Our operations (see “Cybersecurity and Disruptions to Business Operations” in section "Miscellaneous")

•	Our claims paying ability (see "Miscellaneous" and see "Risk Factors" in Appendix B)

2.	COMMENT: Please confirm that Registrant will bold the reference to "Summary and Risk Factors" on the cover page of the prospectus.
RESPONSE: Confirmed.

3.	COMMENT: Please confirm that Registrant has updated the prospectus, where applicable, with changes associated with the SECURE Act.
RESPONSE: Confirmed.
Sincerely,
/s/ Christopher M. Grinnell
Christopher M. Grinnell
Associate General Counsel